Exhibit 99.9

NICE Nexidia Speech Analytics Provides Hakuhodo DY Holdings Inc. with
Innovative Technology to Personalize Customer Experience

NICE Nexidia’s Neural Phonetic Speech AnalyticsTM Integrates with New CONOOTO App

Hoboken, N.J., September 16, 2019 – NICE (Nasdaq: NICE) is announcing that Hakuhodo DY Holdings Inc., a world leading marketing services company, has become the first marketing services company in Japan to implement NICE Nexidia Analytics. Seeking technology to analyze interactions and customer conversations within the many different areas of the company, Hakuhodo DY Holdings Inc. has begun improving customer satisfaction and sales efficiency.

“As an innovator, Hakuhodo DY Holdings Inc. is proud to be one of the first organizations in Japan to utilize NICE Nexidia,” said Masato Aoki, General Manager of Marketing Technology Development Division, Hakuhodo DY Holdings Inc. “Our customers are our priority and Nexidia gives us the tools to increase efficiency, which improves customer experience. We have a roll-out plan to utilize this state-of-the-art technology throughout our family of products to enable our customers to have a personalized experience to meet all of their needs.”

Hakuhodo DY Holdings Inc. has designed an integrated solution which allows external outside sales meetings with customers granting permission to be recorded through the CONOOTO application (iPad app for Face to Face recording). The recorded interactions are sent to the Nexidia SaaS environment to analyze the meeting audio and validate the best potential options for the sales team to showcase for the customer. This process allows a personalized experience for customers while allowing sales to make better pitches each and every time, improving the experience for customers and employees simultaneously.

“The way Hakuhodo DY Holdings Inc. is utilizing NICE Nexidia Analytics is not only exciting for their customers but is cutting-edge in terms of the new CONOOTO app,” said Darren Rushworth, President of NICE APAC. “Hakuhodo DY Holding Inc’s sales team is able to create a pitch model based on historical meeting data, restructure their coaching program and receive the support to transform their script  to improve the effectiveness for each customer. This innovative approach gives the organization full visibility into the sales cycle, improves sales conversion and delivers improved customer experience.”

NICE Nexidia is one of the only interaction analytics solutions that uses deep learning neural networks, which allows the analytics algorithm to deliver the highest accuracy against real-world conversational audio. With this capability, Neural Phonetic Speech AnalyticsTM produces word-level audio transcription, a phonetic index and customer sentiment scores with unparalleled speed and accuracy. To learn more about Nexidia Analytics, click here.

About Hakuhodo DY Holdings Inc.
Hakuhodo DY Holdings Inc. is a marketing services company headquartered in Tokyo, Japan. It was formed in 2003 when its core brand agencies Hakuhodo Inc. (founded 1895), Daiko Advertising Inc. (founded 1944) and YOMIKO ADVERTISING INC. (founded 1946) integrated and created a joint holding company (“DY” represents the initial letters of Daiko and YOMIKO, respectively).

The Hakuhodo DY Group comprises seven distinct groups: the Group’s integrated advertising companies Hakuhodo, Daiko, YOMIKO; the next-generation digital agency IREP; the integrated media company Hakuhodo DY Media Partners; D.A.Consortium; and the strategic operating unit kyu.

Advertising Age ranks the Hakuhodo DY Group as the world’s No. 12 agency company. The Group consists of 374 subsidiaries and affiliates, with a combined total of over 21,000 employees working in 21 countries. In Japan, it is ranked the No. 2 agency group.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.